

Mail Stop 4631

February 12, 2010

Via U.S. mail and facsimile

Mr. David P. Tusa
Executive Vice President and Chief Financial Officer
Sharps Compliance Corporation
9220 Kirby Drive, Suite 500
Houston, Texas 77054

> RE: Form 10-K for the year ended June 30, 2009
>   Form 10-Q for the period ended September 30, 2009
>   Definitive Proxy Statement on Schedule 14A filed October 23, 2009
>   File No. 1-34269

Dear Mr. Tusa:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

Item 1. Description of Business, page 2

2. We note from your Liquidity and Capital Resources discussion on page 15 that you have increased inventory as a result of the production of products in conjunction with your U.S. Government contract. Please amend your Form 10-K for the fiscal year ended June 30, 2009 to discuss your sources and availability of raw materials and the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

3. We note that in February 2009 you announced a $40 million contract award with an agency of the United States Government. It appears that you generated approximately one-third of your revenues in fiscal 2009 from this contract. Please amend your Form 10-K for the fiscal year ended June 30, 2009 to disclose the material terms of this contract, file it as an exhibit to the Form 10-K, and disclose the information required by Item 101(h)(4)(vi) of Regulation S-K. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

4. We note the disclosure in a number of risk factors regarding government regulation of your business. Please amend your Form 10-K for the fiscal year ended June 30, 2009 to provide the information required by Item 101(h)(4)(ix) and Item 101(h)(4)(xi) of Regulation S-K.

Research and Development, page 5

5. Please amend your Form 10-K for the fiscal year ended June 30, 2009 to disclose the amount spent during each of the last two fiscal years on research and development activities. Refer to Item 101(h)(4)(x) of Regulation S-K.

Intellectual Property, page 6

6. Please amend your Form 10-K for the fiscal year ended June 30, 2009 to discuss the importance and duration of your intellectual property rights. See Item 101(h)(4)(vii) of Regulation S-K.

Competition, page 6

7. Please amend your Form 10-K for the fiscal year ended June 30, 2009 to discuss the methods of competition in your industry. See Item 101(h)(4)(iv) of Regulation S-K.

MD&A

Results of Operations, page 11

8. Please consider expanding your revenue discussion to address the following:

- Your products consist of up to three separate elements as follows: (1) the sale of the container system, (2) the transportation of the container system, and (3) the treatment and disposal (incineration) of the container system. Revenue is recorded at different times for each of these elements. Please consider discussing each of these elements separately, including the factors causing significant fluctuations in the revenue amounts associated with each element from period to period; and
- Your revenues increased by 58% from the year ended June 30, 2008 to the year ended June 30, 2009. It appears that the majority of the increase in revenues is related to a contract with an agency of the United States Government which was announced in February 2009. We remind you that Instruction 3 to Item 303(a) of Regulation S-K states that the discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results. This would include descriptions and amounts of matters that would have an impact on future operations and have not had an impact in the past, and matters that have had an impact on reported operations and are not expected to have an impact upon future operations. In addition to discussing the current impact of any significant contracts on reported revenues and income, please also discuss the expected impact on future revenues and income.

Please show us in your supplemental response what the revisions will look like.

Item 9A. Controls and Procedures, page 19

Evaluation of Disclosure Controls and Procedures.

9. We note your qualification on page 20 that "[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance…." As such, please amend your Form 10-K for the fiscal year ended June 30, 2009 to indicate whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Alternatively, please remove the language from your filing that qualifies the design, operation, and effectiveness of your disclosure controls and procedures.

Item 10. Directors, Executive Officers, and Corporate Governance, page 21

The Board of Directors, page 21

10. Please amend your Form 10-K for the fiscal year ended June 30, 2009 to cite to Instruction to Item 407(d)(5) when referring to the definition of "audit committee financial expert."

Item 13. Certain Relationships and Related Transactions and Director Independence,
page 22

11. It appears that you have omitted the information required by Item 13 of Form 10-K
    from both your Form 10-K and your annual definitive proxy statement. Please amend
    your Form 10-K for the fiscal year ended June 30, 2009 to provide the information
    required by Item 13 of Form 10-K.

Item 15. Exhibits and Financial Statement Schedules, page 22

12. Please be advised that no document on file with the Commission for more than five
    years may be incorporated by reference, subject to certain limited exceptions. See
    Item 10(d) of Regulation S-K. We note that your bylaws incorporated by reference in
    Exhibit 3.1 have been on file with the Commission for more than five years and do
    not appear to satisfy either of the exceptions listed in Item 10(d). Please advise or
    revise accordingly in an amendment to your Form 10-K for the fiscal year ended June
    30, 2009.

Signatures, page 25

13. Please amend your Form 10-K for the fiscal year ended June 30, 2009 to provide the
    signatures in the format required by Form 10-K. In this regard, revise to provide a
    signature on behalf of the registrant and to indicate who signed in the capacity of
    controller or principal accounting officer. Refer to General Instruction D on Form
    10-K as well as the "Signatures" section of Form 10-K.

Financial Statements

Consolidated Statements of Income, page F-4

14. Your Form 10-K for the year ended June 30, 2008 separately presented product and
    service revenue amounts on the face of your statement of income. Please continue to
    separately present these amounts on the face of your statement of income or help us
    understand why you determined that it should no longer be presented. Refer to Rule
    5-03.1 of Regulation S-X. In a similar manner, you should consider presenting cost
    of revenues separately for product and service revenues. Please show us in your
    supplemental response what the revisions will look like.

Note 5. Income Taxes, page F-12

15. Your statement of stockholders' equity includes a line item for the year ended June
    30, 2009 which is described as change in valuation allowance related to tax benefits
    of stock compensation. Please help us understand the nature of this amount,
    including when the original deferred tax assets were recorded related to this amount

and how you determined the recording of these assets was appropriate. It appears that the excess tax benefits related to stock compensation may have been credited to equity prior to the associated tax deduction resulting in a reduction in taxes payable. If so, please advise how you determined this was appropriate. Refer to footnote 82 of paragraph A94 of SFAS 123(R).

16. During the fiscal year ended June 30, 2009, you evaluated the need for a valuation allowance on your deferred tax asset balances. Based on that evaluation, you determined it was more likely than not that you would realize these deferred tax assets and, as such, the valuation allowance was reduced to zero. Please expand your disclosures to provide additional insight on how you determined it is more likely than not that you will realize these deferred tax assets. In this regard, please consider each of the following points in your disclosures:
   - Please discuss the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on these deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis;
   - Please include an explanation of the anticipated future trends included in your projections of future taxable income;
   - Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets; and
   - Please disclose the amount of pre-tax income that you need to generate to realize these deferred tax assets.
   Please show us in your supplemental response what the revisions will look like.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

17. Please address the above comments in your interim filings as well.

Note 4 – Recently Issued Accounting Standards, page 6

18. In October 2009, the FASB Emerging Issue Task Force issued new accounting guidance related to multiple-deliverable revenue arrangements, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services "deliverables" separately rather than as a combined unit. You will be required to adopt this standard in the first quarter of fiscal year 2011. You indicated that you are currently evaluating the requirements of the standard and

whether it will have a material impact on your financial position and results of operations. Please tell us if you have determined whether the standard will have a material impact on your financial position and results of operations. In addition, we remind you of the additional disclosures called for by SAB Topic 11:M in regards to the expected impact of recently issued accounting standards.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED OCTOBER 23, 2009

Election of Directors, page 9

Nominees, page 9

19. We note the statement in the fourth paragraph that the company reserves the right to designate and vote for substitute nominees in the event the other nominees become unable or unwilling to serve. Please either revise to remove this statement or advise as to why you believe you are permitted to use proxies for the election of other unnamed nominees to be designated by you at a later date. Please refer to Rule 14a-4(d)(1) under the Exchange Act.

Director Compensation, page 17

20. Please include a total column in your director compensation table. See Item 402(r)(1) of Regulation S-K.

Executive Compensation, page 19

Outstanding Equity Awards at Fiscal Year-End, page 20

21. Please disclose by footnote the vesting dates applicable to each unvested equity award set forth in your outstanding equity awards table. See Instruction 1 to Item 402(p)(2) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief